Independent Auditors’ Consent

The Board of Governors of IIT

   Research Institute and the Board of Directors of
   Alion Science and Technology Corporation:

We consent to the use of our report dated May 22, 2002, except as to Note 15 which is as of November 18, 2002, relating to the consolidated balance sheets of Selected Operations of IIT Research Institute as of September 30, 2000 and 2001, and the related consolidated statements of income, owner’s net investment, and cash flows for each of the years in the three-year period ended September 30, 2001, and the related consolidated financial statement schedule, and our report dated November 13, 2002, except as to Note 7 which is as of November 18, 2002, relating to the balance sheet of Alion Science and Technology Corporation (formerly known as Beagle Holdings, Inc.) as of July 31, 2002, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Chicago, Illinois
November 20, 2002